WorleyParsons
resources & energy

06014643

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

16 June 2006

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Avenue, N.W
Washington, DC 20549, Mail Stop 3-2
U.S.A

Dear Sir/Madam

WORLEYPARSONS LIMITED – COMMISSION FILE NUMBER 34858
INFORMATION TO BE FURNISHED PURSUANT TO RULE 12G3-2(B)

WorleyParsons Limited, an Australian company (the "Company"), is submitting the enclosed information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides an exemption for the Company's ordinary shares from the registration requirements of Section 12(g) of the Exchange Act.

The enclosed information (as listed in Annexure A) was made public by the Company through the announcement office of the Australian Stock Exchange Limited ("ASX") between **29 February 2006** and **16 June 2006,** pursuant to the ASX Listing Rules: Continuous Disclosure Listing Rules 3.1 and 4.1-4.2C.

This information is being furnished with the understanding that:

(i) this letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and

(ii) neither this letter nor the furnishing of any accompanying information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We respectfully request that this submission be duly recorded. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us. This letter follows our letters dated 11 March 2005, 30 June 2005 and 30 August 2005, 13 December 2005, 28 February 2006 and their enclosures.

If you have any questions regarding this submission, please contact me at the above listed telephone number at your convenience.

Yours faithfully
WorleyParsons

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

Sharon Sills
Company Secretary and Group Tax Manager

Encls: as listed in Annexure A

WorleyParsons

resources & energy

REC'D S.E.C. JUN 2 2 2006

ANNEXURE A

WORLEYPARSONS LIMITED DISCLOSURE UPDATES
29 February 2006 to 16 June 2006

No.	Item	Date	Entity Requiring	Source of Obligation
1.	ASX Query re: Half Yearly Report	3 Mar 2006	ASX	ASX Listing Rule 3.1
2.	Appendix 3B: New Issue Announcement	24 Mar 2006	ASX	ASX Listing Rule 3.19A
3.	Appendix 3Y: Change of Director's Interest Notice	27 Mar 2006	ASX	ASX Listing Rule 3.19A
4.	Announcement: 3-year service contract with ExxonMobil Chemical Texas	23 Feb 2006	ASX	ASX Listing Rule 3.1
5.	Announcement: Trading Halt	18 Apr 2006	ASX	ASX Listing Rule 3.1
6.	Announcement: Request for Trading Halt	18 Apr 2006	ASX	ASX Listing Rule 3.1
7.	Announcement: Response to Media Reports of Kuwaiti Oil Pipeline Contract	18 Apr 2006	ASX	ASX Listing Rule 3.1
8.	Appendix 3Y: Change of Director's Interest Notice x 5	24 Apr 2006	ASX	ASX Listing Rule 3.19A
9.	Announcement: Contract for NCP Petrochemical Complex Award	27 Apr 2006	ASX	ASX Listing Rule 3.1
10.	Announcement: Change in project scope for Huizhou Refinery Development	28 Apr 2006	ASX	ASX Listing Rule 3.1
11.	Announcement: Contract Clarification and Award	1 May 2006	ASX	ASX Listing Rule 3.1
12.	Announcement: Presentation to Macquarie Emerging Leaders Conference	4 May 2006	ASX	ASX Listing Rule 3.1
13.	Announcement: FY2006 Results Update	15 May 2006	ASX	ASX Listing Rule 3.1
14.	Announcement: The Pilbara Infrastructure Project Contract Award	19 May 2006	ASX	ASX Listing Rule 3.1
15.	Announcement: Award of Project Management Consultancy Contracts for Offshore Associated Gas Project	13 Jun 2006	ASX	ASX Listing Rule 3.1

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/03/2006

TIME: 15:42:46

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Query re: Half Yearly Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

3 March 2006

Ref:
File:

Stephen Small
Assistant Companies Adviser, Issuers (Sydney)
Australian Stock Exchange Limited
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000
Fax: 02 9241 7620

Dear Stephen

RE: ASX WOR

We refer to your letter dated 1 March 2006 in relation to WorleyParsons' half yearly profit reported in the Half Yearly Report for the period ended 31 December 2005.

WorleyParsons takes its continuous disclosure obligations seriously. The Board is committed to ensuring that the market remains fully informed about WorleyParsons' operations and is keen to ensure that the ASX is confident that the Company is complying with its obligations in this regard.

In relation to the specific questions you raised, we respond as follows:

(1) WorleyParsons was first aware that its results for the first half of FY06 would be significantly greater than its results for the first half of FY05 following the Parsons E&C acquisition in October 2004. The acquisition more than doubled the size of WorleyParsons.

It should be noted that the first half of FY05 is not comparable with the first half of FY06, as it only included 3 months of Parsons E&C, whereas the first half of FY06 includes Parsons E&C for a full 6 months.

Since the Parsons E&C acquisition, WorleyParsons has also made other acquisitions, been awarded 12 material contracts and experienced the benefit of a strong resource sector.

(2) WorleyParsons announced the acquisition of Parsons E&C on 7 October 2004. Since then WorleyParsons has released a number of announcements (including the prospectus for the entitlements offer and the 2004 and 2005 AGM presentations by the Chairman and Chief Executive Officer) as to the expected benefits of the combined entity. In the Prospectus, WorleyParsons set out a pro forma summary of the effect of this acquisition on its financial performance for the year ended 30 June 2004 as if the acquisition and funding structure were effective on 1 July 2003. This disclosed that net profit after tax would have increased from $30.7M to $44.4M. On 28 February 2005, WorleyParsons announced a half year net profit after tax of $23M (an increase of 80.5% on the prior equivalent period). This only included 3

WorleyParsons

resources & energy

months of the combined entity. On 25 August 2005, WorleyParsons announced a full year net profit after tax of $57.7M (an increase of 87.7% on the prior equivalent period). This only included 9 months of the combined entity. The outlook statement contained in the 2005 Annual Report noted that "2006 earnings will be enhanced by an increased contribution from the existing operations and an additional three months contribution from the Parsons E&C operations". This was restated by the Chief Executive Officer at WorleyParsons' AGM in November 2005.

WorleyParsons has announced its other acquisitions and material contracts in line with its continuous disclosure obligations.

Like many companies, WorleyParsons does not provide numeric forecasts, but makes statements which are prudent in the circumstances, having regard to the risk of misleading the market through the release of insufficiently certain information. In the preparation of its annual and half yearly results, the Board and Audit and Risk Committee of WorleyParsons, in consultation with WorleyParsons' auditors, make various significant judgments about a number of aspects of its operations to arrive at an assessment of profit. In the usual way, we undertook that process shortly before the announcement of WorleyParsons' half yearly results on 28 February 2006.

(3) Refer above.

(4) WorleyParsons confirms its compliance with the Listing Rules, including Listing Rule 3.1. WorleyParsons also confirms ASX's view that the market is fully informed and that ASX does not consider there to be any need for a trading halt.

Yours sincerely
WorleyParsons

Sharon Sills
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

1 March 2005

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0441
Facsimile 61 2 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

Ms Sharon Sills
Company Secretary
WorleyParsons Limited
PO Box 1812
North Sydney NSW 2059

By email: sharon.sills@worleyparsons.com

Dear Sharon,

WorleyParsons Limited ("Company")

We refer to the Company's Half Yearly Report for the period ended 31 December 2005, released to Australian Stock Exchange Limited ("ASX") on 28 February 2006. ASX notes that the Company has reported a half year net profit of $91.733 million before tax ("Profit"), which represents an increase 131.4% from the previous corresponding period.

We wish to draw your attention to the definition of "aware" in chapter 19 of the listing rules which states that:

"an entity becomes aware of information if a director or executive director (in the case of a trust, director or executive officer of the responsible entity or management company) has, or ought reasonably to have, come into possession of the information in the course of the performance of their duties as a director or executive officer of that entity."

Further, we wish to draw your attention to listing rule 3.1 which requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

Paragraph 91 of the guidance note titled "Continuous disclosure: listing rule 3.1" states *"Listing rule 3.1 provides examples of information that, if material, would require disclosure. One of those examples is a change in the entity's previously released financial forecast or expectation. As a general policy, a variation in excess of 10% to 15% may be considered material, and should be announced by the entity as soon as the entity becomes aware of the variation. If the entity has not made a forecast, a similar variation from the previous corresponding period will need to be disclosed. In certain circumstance a smaller variation will be disclosable."*

Example B of the guidance note titled "Continuous disclosure: listing rule 3.1" (see attached) states that *if on reviewing management accounts an entity becomes aware that the actual revenues and profits for the period will vary from the financial results from the previous corresponding period, disclosure would be required. In making this disclosure, the entity must provide some details, however qualified, of the extent of the variation.* This variation should be expressed either as an approximate amount, a stated range or an approximate percentage movement.

Having regard to the above definition, listing rule 3.1 and the guidance note on listing rule 3.1, we ask that you answer the following questions.

1. When did the Company first become aware that its Profit would be significantly different from the previous corresponding period?

2. If this was before 28 February 2006, please identify any earlier announcement from the Company, which disclosed that the Company's Profit would be significantly different from the previous corresponding period?

3. If there was no earlier announcement, and the Company became aware of the increase in Profit prior to 28 February 2006, please advise why the information was not released to the market at an earlier time. Please comment specifically with respect to listing rule 3.1.

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

If the information requested is information that is required to be disclosed under listing rule 3.1, your obligation is to disclose the information immediately. Otherwise, your co-operation in lodging a response to this letter in a format suitable for release to the market would be appreciated. Please lodge the response as soon as possible and, in any event, not later than the close of trading (i.e. before 4.00 p.m. E.D.S.T.) on **Friday 3 March 2006.**

Your response should be sent to me on **facsimile number (02) 9241 7620**. It should NOT be sent to the Company Announcements Office.

Trading halt

If you are unable to respond by the time requested, or if an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Stephen Small
<u>ASSISTANT COMPANIES ADVISOR</u>

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/03/2006

TIME: 18:02:50

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**A. Performance Rights accepted 17 March 2006.** **B. Allocation of ordinary shares pursuant to the WorleyParsons Performance Rights Plan on 22 March 2006.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**A. 60,109** **B. 25,337**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**A. Performance Rights are granted to key personnel pursuant to the WorleyParsons Performance Rights Plan. Each Performance Right carries a right to one fully paid ordinary share. The Performance Rights are subject to combined earnings per share (EPS) hurdle (40%) and total shareholder return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights.** **B. Performance Rights granted in the Financial Year 2003, exercised in February 2006 and allocated on 22 March 2006 as ordinary shares pursuant to the WorleyParsons Performance Rights Plan.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The ordinary shares acquired under the WorleyParsons Performance Rights Plan will rank equally with all existing ordinary shares from the date of issue.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Performance Rights are granted as equity compensation benefits to senior executives and key personnel in accordance with the WorleyParsons Performance Rights Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**204,950,598**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**3,128,403**	**Performance Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**A. Until vested, Performance Rights do not carry a right to a dividend.** **B. Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 24/3/2006

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/03/2006

TIME: 16:54:27

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Grill**
Date of last notice	**5 January 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**N/A**
Date of change	**20 March 2006**
No. of securities held prior to change	**Ordinary shares =** **3,154,946 – John Grill** **28,329,483 – Wilaci Pty Ltd** **1,053,136 – Evenrose Pty Ltd** **Performance Rights = 308,325**
Class	**Ordinary shares**
Number acquired	**Nil**
Number disposed	**17,501 ordinary shares**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$342,569.60**

+ See chapter 19 for defined terms.

No. of securities held after change	Ordinary shares = 3,137,445 – John Grill 28,329,483 – Wilaci Pty Ltd 1,053,136 – Evenrose Pty Ltd Performance Rights = 308,325
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market sale of shares. Sale by Chief Executive Officer Mr John Grill of 17,501 shares ("sale shares") raising total proceeds of $342,569.60. The shares were sold at prices between $19.55 and $19.60 per share. Mr Grill retains an interest in 32,520,064 million WorleyParsons shares after the conclusion of the above sales.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/04/2006

TIME: 11:28:32

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

3-year service contract with ExxonMobil Chemical Texas

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

WorleyParsons

resources & energy

5 April 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

WorleyParsons Announces Three-Year Service Contract with ExxonMobil Chemical at Beaumont, Texas

WorleyParsons today announces a three-year contract to provide professional services to ExxonMobil Chemical Company in the Beaumont area. The services of approximately 75 people will be utilized to provide process design, detailed engineering, procurement, and construction management out of a new WorleyParsons office to be located in Beaumont, Texas.

The work will be executed with ENGlobal Engineering, Inc., a subsidiary of ENGlobal Corporation (AMEX: ENG), an established provider of engineering, procurement, and construction management services, who will operate as a subcontractor. WorleyParsons and ENGlobal will use an integrated team approach and work closely with ExxonMobil Beaumont area personnel.

WorleyParsons is a leading provider of professional services to the energy, resource, and complex process industries. In these sectors our services cover the full asset spectrum both in size and lifecycle, from the creation of new assets to services that sustain and enhance the value of operating assets.

WorleyParsons' global strategy, supported by 13,000 personnel in 73 offices across 33 countries, is one of developing fully functional operations at a local level wherever our customers need us. It provides our company with insight into their requirements and the local knowledge to deliver a tailored, high-quality solution. Major hub operations in the Americas, Asia, Europe, and Australasia are utilized for added technical expertise and for larger project delivery capability.

www.worleyparsons.com

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/04/2006

TIME: 15:06:58

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

18 April 2006

WorleyParsons Limited

TRADING HALT

The securities of WorleyParsons Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 20 April 2006, or when the announcement is released to the market.

Security Code: WOR

E Roberts

Eve Roberts
Adviser, Issuers (Sydney)

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/04/2006

TIME: 16:00:09

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Company's Request for Trading Halt

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons
resources & energy

18 April 2006

Ms Eve Roberts
Adviser, Issuers
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Ms Roberts,

ASX: WOR
TRADING HALT REQUEST UNDER LR 17.1

I refer to media reports regarding a potential contract win to WorleyParsons which appear to be impacting the Company's share price. This letter confirms our verbal request for a trading halt on the WOR shares.

We are currently drafting a short media statement advising the market that, while the Company is in negotiations in relation to the Kuwait oil and gas pipeline contract, contract negotiations have not concluded and no contract has been signed. Our release is currently being reviewed and will be uploaded onto the Companies Announcement Platform as soon as possible.

Pending release of our statement, we request that you place a temporary trading halt on WOR shares, in order to ensure orderly and informed trading in our shares.

We request that the trading halt continue until such time as we have uploaded our statement responding to the media reports.

The Company is not aware of any reason why the trading halt should not be granted.

Yours sincerely
WorleyParsons Limited

Sharon Sills

Sharon Sills
Company Secretary

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/04/2006

TIME: 16:39:36

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to Media Reports of Kuwaiti Oil Pipeline Contract

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

WorleyParsons
resources & energy

18 April 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Response to media reports of Kuwaiti oil pipeline contract

The Company hereby responds to media reports by Bloomberg.

Media reports by Bloombergs today indicate that the Company is soon to be awarded a circa $220 million contract with the Kuwait Oil Company in respect of an oil and gas pipeline in Kuwait.

While the Company can confirm that it is in negotiations with the Kuwait Oil Company in respect of a contract, the final terms of the contract have not been agreed and no contract has as yet been signed.

It should be noted that the contract under negotiation, while material, is an Engineering, Procurement and Construction Management ("EPCM") contract and contains a substantial amount of pass-through procurement revenue.

For further information please contact:

Sharon Sills
Company Secretary
Ph: +61 2 8923 6866

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/04/2006

TIME: 18:03:01

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x5

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Grahame Campbell**
Date of last notice	**22 February 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**18 April 2006**
No. of securities held prior to change	**Grahame Campbell: 15,511** **Grandamico Pty Ltd: 437,739**
Class	**Ordinary**
Number acquired	**198**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,750.00**
No. of securities held after change	**Grahame Campbell : 15,709** **Grandamico Pty Ltd : 437,739**

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Erich Fraunschiel**
Date of last notice	**22 February 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**18 April 2006**
No. of securities held prior to change	**Erich Fraunschiel: 16,901** **Erich Fraunschiel atf Fraunschiel Family Trust: 30,556** **Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000**
Class	**Ordinary**
Number acquired	**207**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,917.00**
No. of securities held after change	**Erich Fraunschiel : 17,108** **Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556** **Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ronald John McNeilly**
Date of last notice	**22 February 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**18 April 2006**
No. of securities held prior to change	**Ronald John McNeilly: 22,125** **Ronald John McNeilly: 305,556** **Laargo Investments Pty Ltd: 12,222**
Class	**Ordinary**
Number acquired	**330**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$6,250.00**
No. of securities held after change	**Ronald John McNeilly: 22,455** **Ronald John McNeilly: 305,556** **Laargo Investments Pty Ltd: 12,222**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Green**
Date of last notice	**22 February 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**18 April 2006**
No. of securities held prior to change	**John Green: 36,832** **John M Green: 853,755**
Class	**Ordinary**
Number acquired	**198**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,750.00**
No. of securities held after change	**John Green: 37,030** **John Green: 853,755**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Eric Gwee Teck Hai**
Date of last notice	**22 February 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Share Plan.**
Date of change	**18 April 2006**
No. of securities held prior to change	**2,218**
Class	**Ordinary**
Number acquired	**172**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,250.00**
No. of securities held after change	**2,390**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Share Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/04/2006

TIME: 09:14:11

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

WorleyParsons Awarded Contract for NCP Petrochemical Complex

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

WorleyParsons

resources & energy

26 April 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

WorleyParsons Awarded Contract for NCP Petrochemical Complex in Saudi Arabia

WorleyParsons has been awarded a multi-million-dollar contract for professional services for the front-end design engineering (FEED) activities for the world scale NCP petrochemicals complex located in Jubail Saudi Arabia. NCP is a joint venture between Chevron Phillips Chemical Company and the Saudi Industrial Investment Group.

NCP will be built adjacent to the Owner's existing SCP facilities and the JCP petrochemical complex that is currently under construction at Al-Jubail, Saudi Arabia. In 2002 WorleyParsons began work on the JCP project, starting with the FEED phase and continuing through WorleyParsons' current role as part of Owner's integrated construction management team. The JCP complex will produce propylene, styrene monomer, and motor gasoline. Start-up for the NCP complex is targeted for 2010.

WorleyParsons is a leading provider of professional services to the energy, resource, and complex process industries. The company's services cover the full asset spectrum both in size and lifecycle from the creation of new assets to services that sustain and enhance the value of operating assets. WorleyParsons' global strategy, supported by 13,500 personnel in 73 offices across 33 countries, is one of developing fully functional operations at a local level wherever our customers need us. It provides our company with insight into their requirements and the local knowledge to deliver tailored, high-quality solutions. Major hub operations in the Americas, Asia, Europe, and Australasia are used for added technical expertise and for larger project delivery capability. **www.worleyparsons.com**

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/04/2006

TIME: 15:07:40

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in Project Scope for Huizhou Refinery Development

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

WorleyParsons

resources & energy

28 April 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Change in Project Scope for Huizhou Refinery Development

The Company has previously advised the market (29 August 2005) of the award of a contract to provide services to China National Offshore Oil Company (CNOOC) for the Huizhou refinery development.

As a result of a change by CNOOC in their requirements for the project and a subsequent reduction in the scope for WorleyParsons, the contract is now unlikely to make a Material contribution to the company's financial result.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899

Rossiter, Suzanne (Sydney)

From: ASX.Online@asx.com.au
Sent: Monday, 1 May 2006 9:51 AM
To: Rossiter, Suzanne (Sydney); Sills, Sharon (Sydney); Housego, David (Sydney); Tuominen, Petri (Sydney); Murray, Evelyn (Sydney)
Subject: WOR - ASX Online e-Lodgement - Confirmation of Release

330649.pdf (14 KB)

ASX confirms the release to the market of Doc ID: 330649 as follows:
Release Time: 01-May-2006 09:50:31
ASX Code: WOR
File Name: 330649.pdf
Your Announcement Title: Contract clarification and award

WorleyParsons
resources & energy

1 May 2006

ASX Announcement
WORLEYPARSONS LIMITED (ASX:WOR)
NCP contract clarification
Kuwait Gas Oil Pipeline contact award

NCP Petrochemical Complex contract – revenue clarification

WorleyParsons advised on 26 April 2006 that it had been awarded a multi-million-dollar contract for professional services for the front-end engineering design (FEED) activities for the world scale NCP petrochemicals complex located in Jubail Saudi Arabia.

WorleyParsons wishes to advise that the likely revenue in the initial award under the contract would be approximately US$35 million.

WorleyParsons Wins Program Management Services Contract for Gas Oil Pipeline

Kuwait Oil Company (KOC) has awarded WorleyParsons a US $222 million (KD 64,402,851) contract to provide engineering, procurement services and construction management for their gas oil pipeline project. This contract price includes US $166 million (KD 48,000,000) as a provisional sum for procurement of major equipment and materials. The project scope is to install two Export Gas Oil (EGO) pumps at the Kuwait National Petroleum Company's Mina Al Ahmadi refinery; a fiscal custody transfer system; a 200-kilometre, 20-inch pipeline for pumping the EGO to a new gas turbine at the Subiyah Power station; and all associated works. The project represents an investment of approximately US $ 345 million (KD 100 million).

WorleyParsons will act on KOC's behalf by providing design concepts, preliminary and detailed design, procurement services for critical and long lead equipment; and construction management and supervision for the project. WorleyParsons' engagement will span from project planning to testing, commissioning, and performance testing. All purchase orders for the critical and long-lead equipment will be placed in KOC's name and on its behalf on reimbursable cost basis.

The basic and detailed engineering, as well as the procurement service activities, will be conducted out of WorleyParsons' Abu Dhabi Office, while all field activities will be handled by WorleyParsons' Kuwait team.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/05/2006

TIME: 16:58:12

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation to Macquarie Emerging Leaders Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons
resources & energy

Macquarie Securities
Emerging Leaders Conference

WorleyParsons Strategy Update

John Grill – Managing Director / Chief Executive Officer

5 May 2006



when experience counts

WorleyParsons
resources & energy

Global reach



CANADA
Fort McMurray
Vancouver
Victoria
UNITED STATES
Reading
Chattanooga
Arcadia
Orange County
Jacksonville
Deer Park
Trinidad Port of Spain
Ireland Dublin
UK London
Spain Madrid
Egypt Cairo
Saudi Arabia Al Khobar
Qatar Doha
Oman Muscat
Yemen Aden
China Beijing
China Shanghai
India New Delhi
Thailand Bangkok, Sriracha
Brunei Kuala Belait
Malaysia Miri
Singapore
Indonesia Jakarta
AUSTRALIA
Darwin
Townsville
Mackay
Gladstone
Brisbane
Karratha
Perth
Kwinana
Rockingham
Bunbury
Newcastle
Sydney
Melbourne
Geelong
Spotswood
Whangarei
Auckland
New Plymouth
NEW ZEALAND

33 countries | 73 offices | 13,500 project services personnel

when experience counts

WorleyParsons
resources & energy

Agenda

- Contract announcements
- Strategy process update
  - Hydrocarbons
  - Power
  - Minerals and Metals
  - Infrastructure
- Conclusions
- Outlook
- Q&A

WorleyParsons
resources & energy

Contract announcements

- Exxonmobil Chemicals Beaumont Texas
  - Asset Services
- NCP Petrochemical Complex
  - ChevronPhillips and Saudi Industrial Investments
  - US$35m
- CNOOC Refinery Scope Reduction
- KOC Program Management Services Contract
  - US$220m (US$166m procurement)

The Hedgehog and the Fox

Foxes pursue many ends at the same time and see the world in all its complexity. They are "scattered or diffused, moving on many levels".

Hedgehogs understand that the essence of profound insight is simplicity. Hedgehogs see what is essential, and ignore the rest.



Source:
Good To Great
By: Jim Collins

Strategy process

- WorleyParsons has well established strategy development process
- Key component is comprehensive analysis of industry / sector
- Assessment of current capability
- Match industry analysis with capability
  - Opportunities that match our capability
  - Gaps that need new capability to access

Strategy process cont'd …

- Strategy at customer sector / industry level
  - Regional / operational mix provides solid reality check
  - Groupwide initiatives and funding priority identified
- Desired merger & acquisitions characteristics
- Indications of trend of clients capital spending in sectors remains best indication of revenue for budget year



Differentiators

2005	2006
1. Industry leadership in health, safety and environmental performance	1. Committed, empowered and technically capable people
2. Outstanding operational and corporate performance	2. Industry leadership in health, safety and environmental performance
3. Focus on long-term contracts, integrated services contracts and alliances	3. Outstanding operational and corporate performance
4. Success in project delivery – large and small	4. Focus on long-term contracts and asset services
5. Comprehensive geographic presence and industry capability	5. Success in project delivery – large and small
6. Identification, integration and growth of value-adding acquisitions	6. Comprehensive geographic presence and industry capability

- New entrants to industry
  - Graduates
  - Attract back into industry
- Utilise HVE centres
  - Traditionally China / India
  - Non traditional Asia, FSU, other
- Workshare and increased global utilisation
- Retention of existing staff
- Acquisition of new staff

What has changed?



What remains the same?

WorleyParsons
resources & energy

Source of energy supplies in 2004



Hydro electric 6%
Nuclear Energy 6%
Oil 37%
Coal 27%
Natural Gas 24%

Source: BP Resources 2004

when experience counts

WorleyParsons
resources & energy

Hydrocarbons - oil reserves

- >75% of oil reserves held by NOCs



Saudi Aramco
Iraq NOC
Kuwait Petroleum
ADNOC
National Iran Oil Co
PDV
Libyan Nat Oil Co
Pemex
Nigerian NPC
Qatar PC
Lukoil
ExxonMobil
Petrochina
Yukos
Shell
National Oil Company
Other
0
50
100
150
200
250
300
Liquids Reserves (bn bbl)

Source: Oil and Gas journal

- Major shift in industry dynamics towards NOCs

when experience counts

- >87% of gas reserves held by NOCs


2003 New Production
Regional Major – 21%
NOC – 8%
IOC's – 71%
Prospective Production 2004-12
Regional Major – 24%
NOC – 40%
IOC's – 36%

- IOCs focused on key areas – SE Asia, West Africa FSU
- Regional Majors and NOC's usually single region / country focus – expect change

Source: Douglas Westwood Co.

- Relationships with IOCs remain important as facilities are debottlenecked and an increased focus on asset integrity develops
- NOCs will move to multi country / region

Hydrocarbons - relationships

- Relationship with IOCs (Independent Oil Companies)
  - Design and build new projects
  - De-bottleneck existing facilities, asset integrity
  - Projects are larger, complex, difficult, remote and in joint venture

- Relationship with NOCs (National Oil Companies)
  - NOCs agenda is around 'Nation Building'
  - Major shift in industry dynamics
  - NOCs want technology and know how
  - In country solution with local employees

What has changed:

- NOCs of increasing importance
  - Local content and technical knowledge
- Brownfields faster than greenfields
- Requirement to mobilise resources globally
  - Increasing importance of joint ventures
- Downstream and petrochemicals up
- Oil Sands up
- Australian LNG opportunities
- Number of major capable firms in engineering, program management stable / decreasing

What has changed:

- Increased focus on nuclear energy
- Increased opportunity for asset services
- IGCC / Clean coal
- Air quality control South East Europe (EU mandatory)
- WorleyParsons can grow connected business on hub strategy
- WorleyParsons position in industry has developed

WorleyParsons
resources & energy

Power - connected business hubs



RUSSIA Moscow
KAZAKSTAN Atyrau
UK London
BULGARIA Sofia
JORDAN Amman
EGYPT Cairo
SAUDI ARABIA Yanbu
SUDAN Khartoum
IRAN Tehran
SAUDI ARABIA Al Khobar
KUWAIT Ahmadi
INDIA Delhi
UAE Abu Dhabi
QATAR Dohar
OMAN Muscat
NIGERIA Lagos
AFRICA
CHINA Beijing
CHINA Shanghai
THAILAND Bangkok
MALAYSIA Kuala Lumpur
MALAYSIA Kerteh
SINGAPORE
BRUNEI Kuala Belait
MALAYSIA Miri
INDONESIA Jakarta
AUSTRALIA
Karratha
Perth
Kwinana
Bunbury
Kalgoorlie
Adelaide
Singleton
Mackay
Gladstone
Brisbane
Sydney
Melbourne
Whangarei
Auckland
NEW ZEALAND
CANADA Calgary
Chicago
UNITED STATES
Reading
Chattanooga
Arcadia
Houston
Miami
TRINIDAD
Port of Spain
SOUTH AMERICA
Focus area with resource base
Opportunistic / needs more research

WorleyParsons
resources & energy

Power - remained same

What remains the same:

- Positive conditions in global power industry
- New coal, new nuclear, new gas
- Air quality control / clean coal US
- New power development driven by local / regional growth
  - GDP growth / population changes
- Continued geographical roll-out and acquisition evaluation

What has changed:

- Increased project demand in Middle East
  - Increased linkage with Hydrocarbons and Power sector
- Increased need for know how / technology
  - Route to asset services
- Increased capability in base metals
- Smelting and gas handling capability

Minerals & Metals - remained same

What remains the same:

- Deferral / delay of projects due to cost and resource issues
- Continuing focus on development and roll out of asset services
- Continue to build EPCM / PMC capability and experience
- Alumina market leadership
- Aluminium smelting enhanced position
- Continuing need to build additional scale and capability ex Australia (Acquisition)

What has changed:

- *"The infrastructure customer sector group will use its capabilities to deliver complete infrastructure solutions to clients in the hydrocarbons, minerals and metals and power customer sectors across all phases of the project life cycle, adding value to the existing relationships WorleyParsons has in these sectors as well as bringing new customers to them."*
- Acquisition of Komex Environmental
- Middle East market has increased
- Marine, rail and water & wastewater segment growth
- Project management in Australian Defence Industry

Conclusions

- Current industries and sectors still present growth opportunities
- People, people, people
- Acquisitions still available to infill capability, extend geographic coverage and provide additional resources

"We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular hydrocarbons and power.

Based on the strong results achieved so far and subject to reasonable conditions in the markets in which we operate for the remainder of this financial year we would expect to report a modest improvement on the first half's very good result.

The company will continue to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders."

WorleyParsons
resources & energy

Macquarie Securities Emerging Leaders Conference

WorleyParsons Strategy Update

John Grill – Managing Director / Chief Executive Officer

5 May 2006


when experience counts

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/05/2006

TIME: 10:23:15

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

FY2006 Results Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WorleyParsons

resources & energy

15 May 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

FY2006 Results Update

At the release of the 2006 first half net profit after tax result the company indicated that:

> "We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular hydrocarbons and power.
>
> Based on the strong results achieved so far and subject to reasonable conditions in the markets in which we operate for the remainder of this financial year we would expect to report a modest improvement on the first half's very good result."

Following a review of trading result and subject to a continuation of positive trading conditions across all markets for the remainder of this year it is likely that the 2nd half result will be stronger than previously advised and will be around the top end of analysts' current forecasts which is approximately 20% higher than the 1st half.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899

From: ASX.Online@asx.com.au
Sent: Friday, 19 May 2006 4:37 PM
To: Rossiter, Suzanne (Sydney); Sills, Sharon (Sydney); Housego, David (Sydney); Tuominen, Petri (Sydney); Murray, Evelyn (Sydney)
Subject: WOR - ASX Online e-Lodgement - Confirmation of Release

336794.pdf (13 KB)

ASX confirms the release to the market of Doc ID: 336794 as follows:
Release Time: 19-May-2006 16:36:42
ASX Code: WOR
File Name: 336794.pdf
Your Announcement Title: The Pilbara Infrastructure Project Contract Award

WorleyParsons

resources & energy

19 May 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

The Pilbara Infrastructure Project Contract Award

WorleyParsons has been awarded a contract by The Pilbara Infrastructure Pty Ltd, a 100% subsidiary of Fortescue Metals Group Ltd (Fortescue) for its Pilbara Iron Ore and Infrastructure project ("Project").

The estimated value of the reimbursable contract will be approximately AUD$160m over a twenty-five month period (including final commissioning) which commenced in March 2006. The estimated value is based on the Project proceeding as planned, including Fortescue finalising its permanent project finance.

WorleyParsons will provide services to an integrated project team which comprises Fortescue and WorleyParsons personnel. The Project has progressed from front end engineering design ("FEED") phase with work recently commencing on the execution phase.

The integrated team is undertaking the engineering, procurement and construction management of the project, including coordination of contractors directly engaged by TPI.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

From: ASX.Online@asx.com.au
Sent: Tuesday, 13 June 2006 9:12 AM
To: Rossiter, Suzanne (Sydney); Sills, Sharon (Sydney); Housego, David (Sydney); Tuominen, Petri (Sydney); Murray, Evelyn (Sydney)
Subject: WOR - ASX Online e-Lodgement - Confirmation of Release

343057.pdf (13 KB)

```
ASX confirms the release to the market of Doc ID: 343057 as follows:
Release Time: 13-Jun-2006  09:11:21
ASX Code: WOR
File Name: 343057.pdf
Your Announcement Title: WorleyParsons awarded Project Management Consultancy Contrac
```

WorleyParsons

resources & energy

13 June 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

WorleyParsons Awarded Project Management Consultancy Contracts for Offshore Associated Gas Project

Abu Dhabi Gas Industries Limited Ltd (GASCO) and Abu Dhabi Gas Liquefaction Company Ltd (ADGAS) have awarded Parsons Energy and Chemicals Group Limited (a wholly owned subsidiary of WorleyParsons) three contracts with total estimated value of about USD$35.7 million to provide Project Management Services on three EPC packages consisting of Das Island Facilities, Offshore Pipeline, and Onshore Pipeline and Habshan Facilities of its Offshore Associated Gases Project on behalf of GASCO and ADGAS.

WorleyParsons, a global provider of project and asset management services for the resource and energy industry, will act on GASCO and ADGAS behalf by providing services to manage the EPC Contractors. WorleyParsons' engagement will span from EPC pre-award to testing and commissioning of the facilities.

The project consists of new compression and dehydration units in Das Island, new 30" high pressure pipeline to transport offshore gases from Das Island to onshore Habshan and new processing units at Habshan to separate the bulk of the Natural Gas Liquids (NGL) components recovered from the offshore gases.

The project management team will be based in Abu Dhabi, UAE during the pre-award phase, then assigned to the EPC Contractors' offices during the detailed engineering and procurement phase, and will end up in Das Island and Habshan during the construction and commissioning phase of the project.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899